UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)
Under the Securities Exchange Act of 1934

Merrimac Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

590262 10 1

 (CUSIP Number)

Arthur A. Oliner
11 Dawes Road
Lexington, MA 02421
(781) 863-5969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur A. Oliner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and the Issuer.

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D filed with the SEC on April 26, 1996, Amendment No. 1 filed with the SEC on August 28, 1997 and Amendment No. 2 filed with the SEC on December 30, 2009 (collectively, the “Schedule 13D”) by Dr. Arthur A. Oliner (the “Reporting Person”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Item 5.     Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  As of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock.

(b)  As of the date hereof, the Reporting Person has no power to vote or direct the vote of any shares of Common Stock.

(c)  On February 3, 2010, pursuant to the previously announced tender offer by Crane Co. (“Crane”) and Crane Merger Co. (“Purchaser”) for all of the outstanding shares of Common Stock at a price of $16 per share net to the seller in cash, Purchaser accepted for payment (i) 169,040 shares of Common Stock owned directly by the Reporting Person and (ii) 9,528 shares of Common Stock owned by the Reporting Person’s wife.  Following the closing of such tender offer, Purchaser merged with and into the Issuer.  In connection therewith, Dr. Oliner’s remaining 5,000 shares of Common Stock were cancelled and converted into the right to receive $16 per share in cash and Dr. Oliner’s 12,500 stock options were cancelled for a cash payment per underlying share equal to the difference between the exercise price and $16.00.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the aforementioned Common Stock.

(e)  On February 3, 2010, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer.

SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 4, 2010

/s/ Arthur A. Oliner
Arthur A. Oliner